UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42717

Blue Gold Limited

(Translation of registrant’s name into English)

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

On September 5, 2025, the Grand Court of the Cayman Islands (the “Court”) issued an interim injunction in favor of two shareholders of the company, RCF VII Sponsor LLC and S&R Capital Ltd (together, the “Plaintiffs”) restraining the Company from proceeding for the time being with its extraordinary general meeting of shareholders (“EGM”) originally scheduled on September 8, 2025. A hearing has been scheduled for October 2, 2025, at which all parties will present their arguments. After hearing such arguments, the Court may determine to continue, discharge or vary the injunction.

The proceeding was brought before the Court ex parte by the Plaintiffs, claiming in part that (i) that the proper procedures for convening the EGM were not followed as the class of shareholders entitled to vote were not properly constituted and (ii) the purpose of the EGM was to frustrate the pending action commenced by the Plaintiffs on July 28, 2025 (the “Pending Action”).

The Pending Action seeks a declaration that shares of the Company that the Plaintiffs received in the transaction by which the Company became public are “Unrestricted Shares” as defined in the Company’s memorandum and articles of association. The Company believes the claim has no merit and intends to vigorously defend it. The Pending Action poses a reasonable possibility of loss to the Company, but the Company is unable to reasonably estimate an amount or range of reasonably possible loss at this time.

Accordingly, the directors of the Company determined to postpone the EGM indefinitely. Prior to the scheduled time for the EGM, the Company posted a notice informing shareholders of the postponement of the EGM on its corporate website, in compliance with the requirements of Cayman law and the text of such notice is attached hereto as Exhibit 99.1.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties, detailed in the Company’s United States Securities and Exchange Commission filings, that could cause actual results and events to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Postponement of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2025

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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